UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Total Voting Rights dated 01 July 2025

1 July 2025

Rentokil Initial plc

Total Voting Rights

In accordance with the FCA's Disclosure Guidance and Transparency Rule 5.6.1, Rentokil Initial plc (the "Company") hereby notifies the market of the following:

As at 30 June 2025, the Company's issued share capital consisted of 2,526,039,885 ordinary shares of 1 pence each with one voting right per share. The Company does not hold any shares in treasury.

Therefore, the total number of voting rights in the Company is 2,526,039,885.

The above figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules.

Enquiries:
Rachel Canham
Group General Counsel and Company Secretary
Tel: +44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 July 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary